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Given Imaging Launches Next-Generation PillCam® COLON 2 at
GASTRO 2009 Conference

- Data from initial PillCam COLON 2 Trial shows better performance compared to first-generation PillCam COLON -

 - Study to be published in December 2009 Endoscopy journal -

YOQNEAM, Israel, November 23, 2009 - Given Imaging Ltd. (NASDAQ: GIVN), the global leader in capsule endoscopy, today announced the launch of its second-generation PillCam® COLON capsule at the Gastro 2009 Conference taking place in London.  Like Given Imaging’s other capsule endoscopes, PillCam® SB and PillCam® ESO, PillCam COLON could be a more patient-friendly tool for imaging the gastrointestinal tract.

This advanced PillCam system contains proprietary, innovative technologies, including intelligent functionality and superior imaging, designed to provide physicians with clear and precise views of the colon and polyps of interest.  Following receipt of the CE mark in September, 2009, Given Imaging will start marketing PillCam® COLON 2 in select European countries with availability throughout Europe expected by mid-2010.

The Company also announced that independent investigators presented results of a 98-patient feasibility study at the GASTRO conference. The investigators concluded that PillCam COLON 2 is a safe and effective method to visualize the colon and detect colonic polyps. An article discussing the study has been accepted for the December, 2009 edition of the journal Endoscopy.

High Sensitivity and Specificity

Results of the study comparing PillCam COLON 2 to colonoscopy, showed a sensitivity of 89 percent and a specificity of 76 percent in detecting polyps greater than or equal to 6 mm and a sensitivity of 88 percent and a specificity of 89 percent in detecting polyps greater than or equal to 10 mm. Conducted by clinicians at five hospitals in Israel, the study evaluated the performance of PillCam COLON 2 in 98 patients who had risks or warning symptoms of colon pathology. Like Given Imaging’s other PillCam capsules, PillCam COLON 2 does not require the use of sedation, intubation or air insufflation during the procedure, offering physicians and patients a convenient way to visualize the colon.

“The data for PillCam COLON 2 are promising and suggest it may be a safe, minimally invasive option for visualizing the colon in patients who are unwilling to undergo colonoscopy, have undergone an incomplete examination, or those for whom colonoscopy is contraindicated. We are encouraged by the data, which suggest that PillCam COLON 2 could be a reliable alternative to conventional colonoscopy for these types of patients.” said Prof. Rami Eliakim, Chairman of Medicine and Director of the Department of Gastroenterology, Rambam Health Care Campus, Haifa, Israel.

New Features of PillCam COLON 2

Breakthrough technology offered in PillCam COLON 2 and the PillCam Platform enables a more patient-friendly option for visualizing the colon. New features include:

Intelligent Functionality

Bi-directional communication between PillCam Colon 2 and the DataRecorder enables tracking of the capsule’s motion in the GI tract so that the image capture rate can be adjusted to maximize colon tissue coverage.

o	Adaptive Frame Rate adjusts the image capture rate from four frames per second to 35 frames per second, enabling creation of a smooth, continuous video.

o	Polyp Size Estimation is a new research tool that allows clinicians to estimate the size of polyps.

Superior Imaging Compared to COLON 1

o	Advanced optics for enhanced image quality and polyp detection.

o	172˚ field of view from each imager offers a near 360° view of the colon.

Additionally, Given Imaging has incorporated other features into the RAPID® software to further streamline office workflow.

“PillCam COLON 2 incorporates the cumulative expertise gained from the first PillCam COLON as well as more than 1,000,000 PillCam® capsule ingestions worldwide,” said Homi Shamir, president and CEO of Given Imaging.  “Despite the small size of this initial study and the relatively low prevalence of polyps, we are very encouraged by this data and look forward to working with leading gastroenterologists in Europe, the United States and other markets to initiate additional clinical trials.”

PillCam COLON 2 will be supported by the PillCam Platform with RAPID C2, based upon RAPID 6 software.

Conference Call and Webcast Details

Given Imaging will host a conference call and meeting today with members of the financial community to discuss new features of the company’s second-generation PillCam COLON and review results from the recently completed Israeli feasibility study.  The meeting will take place at the Novotel London ExCel Hotel, Western Gateway, Royal Victoria Dock, E16 1AA, London, UK and will begin at 9:00 am New York Time, 2:00 pm London Time.  The meeting will take place in the King George V Room.

To participate in the teleconference, please dial one of the following numbers ten minutes before the conference is scheduled to begin:

o	U.S. participants:	1-888-219-1217
o	U.K. participants:	08081017548
o	All other international callers please dial +913-312-1463 and include appropriate codes for dialing the U.S.

This meeting will also be webcast live at www.givenimaging.com.  A replay of the call will be available for two weeks on the company's website, or until December 7, 2009, by dialing 888-203-1112. Callers outside of the U.S. should dial 719-457-0820. The replay participant code is 8784603.

About Colon Cancer

Colorectal cancer remains a lethal disease that can be prevented through early detection. Colon cancer occurs in the large intestine (colon), the lower part of the digestive system while rectal cancer occurs in the last 15-20 centimeters of the colon. Together, they're often referred to as colorectal cancers.

Colon and rectal cancers begin in the digestive system and develop when cells that line the colon or the rectum become abnormal and grow out of control. Most cases of colon cancer begin as small, non-cancerous (benign) clumps of cells called adenomatous polyps. Only certain kinds of polyps have the potential to become cancerous, and in most people, colorectal cancers develop slowly over a period of several years. More than 50,000 people in the U.S., 40,000 in Japan and 200,000 in Europe die each year from colorectal cancer.

About PillCam COLON 2

PillCam COLON 2 is equipped with two miniature color video cameras (one on each end), a battery and an LED light source; it measures 11 mm X 31 mm. Employing intelligent functionality, PillCam COLON 2 transmits up to 35 frames per second for approximately 10 hours to a recording device worn by the patient. Data are transferred from the device to a computer that uses RAPID software to compile the video data and enable the physician to review and report the results of the PillCam study. PillCam COLON 2 received a CE Mark in 2009 and will be commercially available in Europe in January 2010.

About Given Imaging Ltd.

Since 2001, Given Imaging has advanced gastrointestinal diagnosis by developing innovative, patient-friendly tools based on its PillCam® Platform. PillCam capsule endoscopy provides physicians with natural images of the small intestine via PillCam SB, the esophagus through PillCam ESO and the colon with PillCam COLON [PillCam COLON is not cleared for use in the USA]. The PillCam capsules are miniature video cameras that patients ingest. Given Imaging's other capsule products include Agile™ patency capsule, to verify intestinal patency, and Bravo®, the only wireless, catheter-free, 48-hour pH test commercially available for pH testing to assess gastroesophageal reflux disease (GERD). Given Imaging's products use cutting-edge, wireless technology and advanced software to enable gastroenterologists to better diagnose diseases of the esophagus, small bowel and colon and more accurately treat patients.  All Given Imaging products allow patients to maintain normal activities. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia and Singapore. For more information, please visit www.givenimaging.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, and (16) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2008. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

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